Exhibit 99.4 Q4 FY18 MANAGEMENT PRESENTATION 22 May 2018

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. PAGE 2

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. PAGE 3

USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Adjusted EBIT margin; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; • Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and • Adjusted Return on Capital Employed (“Adjusted ROCE”). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. PAGE 4

AGENDA • Overview and Operating Review – Louis Gries, CEO • James Hardie Europe – Louis Gries, CEO • Financial Review – Matt Marsh, EVP and CFO • Questions and Answers PAGE 5

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW Adjusted Net Operating Profit 1 Adjusted Diluted EPS 1 4th Qtr Full Year 4th Qtr Full Year US$81.1 M 49% US$291.3 M 17% US18 cents 50% US66 cents 18% Adjusted EBIT 2 Net Operating Cash Flow 4th Qtr Full Year Full Year US$103.0 M 34% US$397.5 M 12% US$295.0 M 1% Adjusted EBIT Margin % 2 4th Qtr Full Year 19.6% 4.0 pts 19.3% 0.9 pts • Higher volumes and net sales in North America Fiber Cement and International Fiber Cement segments • Higher average net sales price in North America Fiber Cement segment • North America Fiber Cement: Full year EBIT margin of 24.2%; volume/PDG improving, manufacturing stable • International Fiber Cement: Full year EBIT margin of 23.5%; strong performance • Closed Fermacell acquisition on 3 April 2018 1 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment, acquisition costs and tax adjustments 2 Excludes Asbestos related expenses and adjustments and acquisition costs PAGE 7

NORTH AMERICA FIBER CEMENT SUMMARY

	Q4'18	Full Year
Net Sales	**US$410.1**M ↑ 6%	**US$1,578.1**M ↑ 6%
Sales Volume	**586.8** mmsf ↑ 1%	**2,238.8** mmsf ↑ 1%
Average Price	**US$692** per msf ↑ 5%	**US$698** per msf ↑ 5%
EBIT	**US$103.4**M ↑ 36%	**US$381.9**M ↑ 11%

Volume

- FY17 capacity constraint dampened 1H FY18 demand
- 2H FY18 exterior volume growth in line with market index

Price

- Favorably impacted by annual change in our strategic pricing effective April 2017 and product mix

EBIT

- EBIT for Q4'18 increased compared to pcp primarily due to:
  - Higher average net sales price, improved plant performance and lower freight costs, partially offset by higher input costs
- EBIT for FY'18 increased compared to pcp primarily due to:
  - Higher average net sales price, partially offset by higher freight and input costs

James Hardie

PAGE 8

NORTH AMERICA DELIVERED UNIT COST Delivered unit cost improved in 2H FY18 • Manufacturing performance within expected performance band • Continuing to experience higher input costs PAGE 9

NORTH AMERICA FIBER CEMENT Quarterly EBIT and EBIT Margin 1 120 30 100 25 80 20 60 15 EBIT EBIT US$M 40 10 EBIT Margin 20 5 0 0 FY13 FY14 FY15 FY16 FY17 FY18 EBIT EBIT/Sales YTD EBIT Margin % up 120 bps to 24.2% compared to pcp 1 Excludes asset impairment charges of US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13 PAGE 10

NORTH AMERICA FIBER CEMENT Top Line Growth 1 3,000 $1,600 2,500 $1,200 2,000 1,500 $800 1,000 Revenue(US$M) $400 500 JH Volume (mmsf), Starts Units) (000s (mmsf), JH Volume 0 $0 '13 '14 '15 '16 '17 '18 JH Volume Housing Starts JH Revenue • FY18 strategic price increase effective April 2017 • US housing conditions remain favorable • Overall, satisfied with price positioning • New construction starts continue modest single- • FY19 price increase implemented on 1 April 2018 digit growth 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau PAGE 11

INTERNATIONAL FIBER CEMENT SUMMARY Volume Q4'18 Full Year • Growth primarily in our Australian and Philippines Net Sales US$112.5 M US$461.7 M businesses 9% 12% Price • Favorably impacted by modest annual changes in Sales Volume 128.9 mmsf 528.7 mmsf strategic pricing in Australia and product mix for the 2% 9% quarter • Flat for the full year primarily due to strong average net sales price in Australia, offset by tactical pricing in Average Price US$773 per msf US$774 per msf the Philippines 2% FLAT EBIT • Strong results in our Australian business driven by EBIT US$26.0 M US$108.4 M market penetration during the year 10% 14% • Partially offset by higher production costs in our New Zealand business PAGE 12

INTERNATIONAL FIBER CEMENT (USD) Australia • Good market and strong PDG performance • EBIT favorably impacted by volume and price New Zealand • Higher net sales for the full year driven by higher volume and favorable product mix • EBIT unfavorably impacted by plant performance and higher input costs Philippines • Volume increase driven by tactical pricing • EBIT favorably impacted by volume growth and lower production costs Europe (excludes Fermacell) • Lower net sales driven by lower volume in certain regions and lower average net sales price from unfavorable product mix • EBIT unfavorably impacted by lower net sales and unfavorable foreign exchange rates PAGE 13

James Hardie Europe Louis Gries, CEO

OVERVIEW

	Before Acquisition		Post Acquisition
Workforce	• 70 employees	◄······►	• 900+ employees
Presence	• UK, FR, DK, DE	◄······►	• 12+ countries
Segments	• Residential New Construction • Repair and Renovation	◄······►	• Residential New Construction • Repair and Renovation • Commercial
Products	• Fiber Cement	◄······► ◄······►	• Fiber Cement • Fiber Gypsum • Cement Bonded
Revenue[1]	• € 31 M	◄······►	• ~ € 300 M

[1] 'Before Acquisition' revenue is based on unaudited James Hardie Europe financial records for 12 months ended 31 March 2018. 'Post Acquisition' revenue is a 12 month estimate based on unaudited James Hardie Europe financial records and unaudited Fermacell IFRS financial records for the 12 months ended 31 March 2018.

James Hardie PAGE 15

BRAND ARCHITECTURE PAGE 16

KEY LOCATIONS AND ORGANIZATION Head Office and Manufacturing Footprint Organization • Jack Truong - President, International • Jörg Brinkmann JH Europe Managing Director • 7 years experience at Fermacell • 13 years industry experience • 7 person management team • 5 from Fermacell • 2 from James Hardie Australia • 900 total JH Europe employees • 200 person technical sales force PAGE 17

FINANCIALS AND FUTURE GROWTH



10 year objective
€ 1 billion in Revenue
with Hardie type returns
~ 10% EBIT margin
€ 30
€ 270
FY18 Revenue
Future Revenue
Fiber Gypsum
Existing Fiber Cement
New Fiber Cement

FY 18 Financials[1]

- JH Europe Revenue ~ € 300 million
- JH Europe EBIT margin ~10%

Future Growth

- Fiber Gypsum
- Existing Fiber Cement Products
- New Fiber Cement Product Development

Other Data

- Fermacell Historical revenue growth
  - 3 year CAGR ~5%
- Estimated integration costs in FY19
  - ~ € 20 million

[1] *FY18 financial estimates are based on unaudited James Hardie Europe financial records for the twelve months ended 31 March 2018 and unaudited Fermacell IFRS financial records for the 12 months ended 31 March 2018.*

James Hardie
PAGE 18

FINANCIAL REVIEW Matt Marsh, EVP and CFO

KEY FINANCIAL MESSAGES • Strong 4 th Quarter Results ; Adjusted EBIT up 34% – Good operational momentum in North America Fiber Cement, strong performance in Australia • Solid full year cash flows • Capacity expansion and capital allocation on track • Second Half Dividend declared of 30 cents per share • FY18 Adjusted NOPAT of US$291.3 million compared to guidance at 2 February 2018 – Lower than anticipated Adjusted ETR of 20.6% ; approximate US$10 million favorable impact – Internal restructuring transaction during Q4 FY18 PAGE 20

RESULTS – 4th QUARTER FY18 Net sales increased 6% Three Months Ended 31 March • Higher average net sales price and volume in the North US$ Millions Q4'18 Q4'17 % Change America Fiber Cement segment and International Fiber Net sales 525.9 494.3 6 Cement segment Gross profit 191.1 160.8 19 Gross profit increased 19%, gross margin % up EBIT (95.8) 78.2 Net operating 380 bps (57.6) 44.5 (loss) profit Adjusted net operating profit increased 49% Adjusted EBIT 1 103.0 77.1 34 • North America Fiber Cement segment EBIT increased 36% Adjusted net versus pcp 2 81.1 54.6 49 operating profit • International Fiber Cement segment EBIT increased 10% versus pcp 1 Excludes Asbestos related expenses and adjustments, and acquisition costs 2 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment, acquisition costs, and other tax adjustments PAGE 21

RESULTS – FULL YEAR FY18 Net sales increased 7% Full Year Ended 31 March • Higher average net sales price in the North America US$ Millions FY18 FY17 % Change Fiber Cement segment Net sales 2,054.5 1,921.6 7 • Strong volume growth in the International Fiber Cement Gross profit 730.2 674.7 8 segment EBIT 229.2 393.2 (42) Net operating Gross profit increased 8%, gross margin % up 146.1 276.5 (47) profit 40 bps Adjusted EBIT 1 397.5 354.3 12 Adjusted net operating profit increased 17% Adjusted net 291.3 248.6 17 • North America Fiber Cement segment EBIT increased operating profit 2 11% versus pcp • International Fiber Cement segment EBIT increased 14% versus pcp 1 Excludes Asbestos related expenses and adjustments, and acquisition costs 2 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment, acquisition costs, and other tax adjustments PAGE 22

CHANGES IN AUD vs. USD Excluding Translation As Reported Translation Impact 2 Impact 1 $ Favorable % US$ Millions FY18 FY17 % Change FY18 % Change (Unfavorable) Net Sales $ 2,054.5 1,921.6 ttt 7% $ 2,047.7 ttt 7% 6.8 - Gross Profit 730.2 674.7 ttt 8% 727.4 ttt 8% 2.8 - Adjusted EBIT 397.5 354.3 ttt 12% 395.8 ttt 12% 1.7 - Adjusted net operating profit $ 291.3 248.6 ttt 17% $ 292.2 ttt 17% (0.9) - 1 As Reported FY18 figures converted using FY17 weighted average exchange rates 2 Reflects the difference between FY18 As Reported and FY18 using FY17 weighted average exchange rates PAGE 23

NORTH AMERICA INPUT COSTS



Quarterly US Input Costs
Pulp Prices ($)
Cement, Gas, Electric and Freight Prices ($)
1,400
1,200
1,000
800
600
400
200
0
10
9
8
7
6
5
4
3
2
1
0
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
PULP
GAS
ELECTRIC
CEMENT
FREIGHT

- Freight market prices ***up*** 23% compared to pcp
- The price of NBSK pulp ***up*** 19% compared to pcp
- Cement prices ***up*** 3% compared to pcp
- Electricity prices ***up*** 2% compared to pcp
- Gas prices are ***down*** 12% compared to pcp

The information underlying the table above is sourced as follows:

- *Pulp – Cost per ton – from RISI*
- *Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration*
- *Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration*
- *Cement – Relative index from the Bureau of Labor Statistics*
- *Freight – Cost per mile – from Dial-a-Truck Solutions*
- *Gas and Electric prices for current quarter are based on prior quarter actuals*

James Hardie
PAGE 24

SEGMENT EBIT – 4th QUARTER and FULL YEAR FY18 North America Fiber Cement North America Fiber Cement EBIT summary 450 400 381.9 • Q4 EBIT increased 36% and full year EBIT increased 352.2 343.9 350 11% compared to pcp 300 250 Q4 EBIT • Quarter increase primarily driven by lower production 200 Full Year 150 US$ US$ Millions 103.4 costs and higher average net sales price 100 85.4 76.1 50 • Full year increase primarily driven by higher net sales 0 FY16 FY17 FY18 price, partially offset by higher production costs International Fiber Cement 120 International Fiber Cement EBIT summary 108.4 105 95.1 • Q4 EBIT increased 10% and full year EBIT increased 90 78.4 75 14% compared to pcp 60 Q4 EBIT • Strong volume growth in Australia and the Philippines 45 Full Year US$ US$ Millions 30 26.0 19.5 23.6 during the year 15 0 • Increased market penetration in Australia during the year; FY16 FY17 FY18 gain in market share PAGE 25

SEGMENT EBIT – 4th QUARTER and FULL YEAR FY18 Other Businesses (10) Other Businesses (8.6) (8.6) (8) (6.7) • Continued investments in product development, (6) manufacturing and organizational capabilities (4) (2.8) (2.4) Q4 EBIT US$ US$ Millions (2.0) (2) Full Year 0 FY16 FY17 FY18 Research and Development R&D (30) (27.8) (25.5) (25) (23.9) • On strategy to invest ~2-3% of net sales (20) • Increased spend for Other Businesses segment, and (15) Q4 EBIT (10) overall increase in number of projects (6.4) (7.2) (7.3) Full Year US$ US$ Millions (5) 0 FY16 FY17 FY18 1 General Corporate Costs General Corporate Costs (60) (56.4) (52.5) (50) (47.4) • Change in foreign exchange gains and losses and higher (40) stock compensation expenses (30) Q4 EBIT (20) (16.3) (12.4) (13.4) Full Year • Partially offset by the gain on the sale of a storage building US$ US$ Millions (10) 0 near our Fontana facility in Q1 FY18 FY16 FY17 FY18 1 Excludes Asbestos related expenses and adjustments, and acquisition costs PAGE 26

INCOME TAX

Three Months and Full Year Ended 31 March				
US$ Millions	**Q4'18**	**Q4'17**	**FY18**	**FY17**
Operating (loss) profit before taxes	(103.2)	71.1	174.3	367.0
Asbestos adjustments[1]	192.6	(0.8)	156.4	(37.8)
Loss on early debt extinguishment	-	-	26.1	-
Fermacell acqusition costs	5.3	-	10.0	-
Adjusted operating profit before income taxes	**94.7**	**70.3**	**366.8**	**329.2**
Adjusted income tax expense[2]	(13.6)	(15.7)	(75.5)	(80.6)
Adjusted effective tax rate	**14.4%**	**22.3%**	**20.6%**	**24.5%**
Income tax benefit (expense)	45.6	(26.6)	(28.2)	(90.5)
Income taxes paid			49.1	51.5
Income taxes payable			29.1	1.9

20.6% adjusted effective tax rate for the year

- Full year Adjusted income tax expense decrease driven by US amortization of certain intangible assets arising from an internal restructure undertaken during the quarter, offset by an increase in income
- Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines
- Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF

1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest (income) expense
2 Excludes tax effects of Asbestos, loss on early debt extinguishment, acquisition costs and other tax adjustments

James Hardie
PAGE 27

Income Taxes • In Q4 FY18, James Hardie undertook an internal restructuring transaction • Aligned certain intangible assets with our US business • Resulted in the US amortization of those intangible assets • Favorable impact on Income Tax Expense and Adjusted ETR for FY18 • How ETR is calculated under US GAAP is changing • Effective 1 April 2018 for James Hardie; impacts our financial statements in FY19, no impact in FY18 • Starting in Q1 FY19, we will be required to recognize a DTA arising from all previous intragroup transfers • Economic (cash taxes paid) impact of tax expected to remain constant or improve • Future Adjusted ETR may be more volatile because of: • New US GAAP standards • Ongoing impacts of US Tax Reform PAGE 28

CASHFLOW

US$ Millions	FY18	FY17	Change (%)
Net Income	**146.1**	**276.5**	**(47)**
Adjustment for non-cash items	220.6	90.1	
Annual AICF contribution	(102.2)	(91.1)	(12)
Operating working capital[1]	(39.5)	1.5	
Other net operating activities	70.0	15.1	
Cash Flow from Operations	**295.0**	**292.1**	**1**
Purchases of property, plant and equipment[2]	(208.5)	(103.9)	
Proceeds from sale of property, plant and equipment	7.9	-	
Acquisition of assets	-	(5.1)	
Free Cash Flow[3]	**94.4**	**183.1**	**(48)**
Dividends paid	(177.5)	(176.8)	-
Net repayments of credit facilities	(75.0)	(15.0)	
Net proceeds from senior unsecured notes[4]	384.3	75.6	
Call redemption premium paid to note holders	(19.5)	-	
Share related activities	0.2	(96.5)	
Free Cash Flow after Financing Activities	**206.9**	**(29.6)**	

1 Excludes AP related to capital expenditures
2 Includes capitalized interest
3 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF
4 Includes debt issuance costs

Modest increase in net operating cash flow

- Net income adjusted for non-cash items was flat compared to pcp
- Built inventory levels during FY18
- Increase in the payment to AICF
- Favorable change in other net operating activities from normal course of business

Higher investing activities

- Increase in capacity expansion related capital expenditures
- Includes proceeds from the sale of a storage building near our Fontana facility

Cash provided by financing activities

- Driven by net proceeds of our senior unsecured notes
- Lower share buyback activity
- Net repayments of credit facilities, call redemption premium and debt issuance costs

James Hardie
PAGE 29

CAPITAL EXPENDITURES



CAPEX Spend
US$ Millions
70
60
50
40
30
20
10
0
Q1 FY17
Q2 FY17
Q3 FY17
Q4 FY17
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18
Capacity
Maintenance & Other

Full year CAPEX spend of US$203.7 million increased US$101.8 million compared to pcp

- North America capacity projects:
  - Started up the 3rd sheet machine at Plant City facility; recommissioned and completed the start up of 4th sheet machine
  - Commissioned our Summerville facility which continues to start-up as planned
  - Near completion of our greenfield expansion in Tacoma, expected to be commissioned in 1H FY19
  - Continued the planning of US$240.0 million Prattville Alabama facility, expected to be commissioned in 1H FY20
- Continued to expand capacity at our Philippines facility, expected to be completed in Q1 FY19
- Began planning for a A$28.5 million brownfield expansion project at our Carole Park facility in Australia, expected to be commissioned by Q1 FY21

James Hardie
PAGE 30

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Disciplined Capital Liquidity and Funding Management Allocation • Conservative leveraging of balance Strong margins and operating • Invest in R&D and capacity • sheet at a target within 1-2 times cash flows expansion to support organic growth Adjusted EBITDA excluding asbestos. • Strong governance and transparency • Maintain ordinary dividends within the defined payout ratio  US$500 million of unsecured revolving credit facility; Investment-grade financial • US$800 million senior management • Flexibility for: unsecured notes at Q4 FY18  Cyclical market volatility  Weighted average maturity of  Accretive and strategic 4.7 years on bank debt; 6.9 inorganic opportunities years on total debt at Q4 FY18  On 3 April 2018, drew €400m Moody’s S&P Fitch  Further shareholder returns when appropriate on our bridge finance to fund Ba1 BB BBB- the Fermacell acquisition affirmed Nov’17 affirmed Nov’17 affirmed Nov’17 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events PAGE 31

LIQUIDITY PROFILE AT 31 March 2018 Strong balance sheet  US$281.6 million cash  US$602.8 million net debt 3  80% liquidity on bank debt Corporate debt structure  US$400 million 4.75% senior unsecured notes maturing January 2025  US$400 million 5.00% senior unsecured notes maturing January 2028  US$500 million unsecured revolving credit facility, with a December 2022 maturity  €525m bridge finance available 2 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved Leverage strategy 2 On 13 December 2017, a 364-day term loan bridge facility was executed to facilitate the Fermacell acquisition. The facility limit is €525 million or US$630m per the credit  1.24x net debt to Adjusted EBITDA excluding agreement. The single-draw facility was undrawn at 31 March 2018 and on 3 April 2018, €400 million was drawn down to fund the Fermacell acquisition. 3 Includes debt issuance costs ($15.6 million) asbestos; within the 1-2x leverage target range PAGE 32

ASBESTOS COMPENSATION KEY POINTS • Updated actuarial report completed as at 31 March 2018 • Undiscounted and uninflated central estimate increased to A$1,443 million from A$1,386 million • Increase of A$113 million in NPV of estimate to A$1,853 million, from A$1,740 million at 31 March 2017, reflecting:  Increase of A$269 million due to actuarial assumptions;  Decrease of A$83 million due to the payments made by AICF during the year and less discounting cashflows; and  Decrease of A$73 million due to AFFA amendment in December 2017 which removed the gratuitous service costs in Victoria • Total contributions of US$102 million (A$135 million) were made to AICF during FY2018 from our FY2017 free cash flow • From the time AICF was established in February 2007, we have contributed approximately A$1,055 million to the fund • We anticipate we will make a further contribution of approximately US$103 million to AICF on 2 July 2018. This amount represents 35% of our free cash flow for financial year 2018, as defined by the AFFA PAGE 33

ASBESTOS CLAIMS DATA



Claims Received
129
144
129
562
576
557
Q4'18 Actuals
Q4'18 Actuarial Estimates
Q4'17 Actuals
FY18 Actuals
FY18 Actuarial Estimates
FY17 Actuals



Average Claim Settlement (A$)[1]
231,000
283,000
258,000
253,000
283,000
224,000
Q4'18 Actuals
Q4'18 Actuarial Estimates
Q4'17 Actuals
FY18 Actuals
FY18 Actuarial Estimates
FY17 Actuals

- Quarter and full year claims received were 10% and 2% below actuarial estimates, respectively
- Quarter and full year claims received were flat and 1% higher, respectively, compared to pcp
- Mesothelioma claims reported for the full year:
  - 5% above actuarial estimates
  - 5% higher than pcp
- Average claim settlement for the full year was 11% below actuarial estimates:
  - Lower average claim settlement sizes across most disease types
  - Favorable large claims experience

[1] *Average claim settlement is derived as the total amount paid divided by the number of non-nil claim*

James Hardie PAGE 34

FY2019 KEY PLANNING ASSUMPTIONS • The Company expects to see steady growth in the US housing market continue in fiscal year 2019 • US Residential Housing Starts forecasted to be between 1.2 and 1.3 million • North America Fiber Cement Segment  EBIT margins expected to be in the top end of our stated target range of 20% to 25%  Expectation is based upon the Company continuing to deliver operating performance in our plants consistent with recent quarters, stable exchange rates and a moderate inflationary trend for input costs • Australian business expected to trend in line with the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia • Macroeconomic and housing market conditions in the European markets consistent with fiscal year 2018 PAGE 35

SUMMARY

Adjusted Net Operating Profit[1]					
4th Qtr			Full Year		
US$81.1M	↑	49%	US$291.3M	↑	17%

Adjusted Diluted EPS[1]					
4th Qtr			Full Year		
US18 cents	↑	50%	US66 cents	↑	18%

Adjusted EBIT [2]					
4th Qtr			Full Year		
US$103.0M	↑	34%	US$397.5M	↑	12%

Net Operating Cash Flow		
Full Year		
US$295.0M	↑	1%

- Good operational momentum in North America Fiber Cement, strong performance in Australia
  - Higher net sales in North America Fiber Cement segment
  - Volume growth and market penetration in our International Fiber Cement segment
- Strong cash generation disciplined capital allocation:
  - Invested US$203.7 million on CAPEX to expand capacity and manufacturing footprint
  - US$177.5 million of capital returned to shareholders
  - Closed the acquisition of Fermacell on 3 April 2018

[1] Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment, acquisition costs and tax adjustments
[2] Excludes Asbestos related expenses and adjustments, and acquisition costs

James Hardie PAGE 36

QUESTIONS

APPENDIX

FINANCIAL SUMMARY Three Months and Full Year Ended 31 March US$ Millions Q4'18 Q4'17 % Change FY18 FY17 % Change Net Sales North America Fiber Cement$ 410.1 $ 387.7 6$ 1,578.1 $ 1,493.4 6 International Fiber Cement 112.5 102.8 9 461.7 411.8 12 Other Businesses 3.3 3.8 (13) 14.7 16.4 (10) Total Net Sales $ 525.9 $ 494.3 6$ 2,054.5 $ 1,921.6 7 EBIT North America Fiber Cement $ 103.4 $ 76.1 36$ 381.9 $ 343.9 11 International Fiber Cement 26.0 23.6 10 108.4 95.1 14 Other Businesses (2.8) (2.0) (40) (8.6) (6.7) (28) Research & Development (7.3) (7.2) (1) (27.8) (25.5) (9) General Corporate 1 (16.3) (13.4) (22) (56.4) (52.5) (7) Adjusted EBIT $ 103.0 $ 77.1 34$ 397.5 $ 354.3 12 Net interest expense 2 (8.8) (6.9) (28) (31.4) (26.4) (19) Other income 0.5 0.1 0.7 1.3 (46) Adjusted income tax expense (13.6) (15.7) 13 (75.5) (80.6) 6 Adjusted net operating profit$ 81.1 $ 54.6 49 $ 291.3 $ 248.6 17 1 Excludes Asbestos related expenses and adjustments, loss on debt extinguishment and acquisition costs 2 Excludes AICF interest income/expense PAGE 39

NET POST-TAX UNFUNDED ASBESTOS LIABILITY A$ millions (except where stated) FY18 FY17 Central Estimate - Undiscounted and Uninflated$ 1,442.9 $ 1,385.7 Provision for claims handling costs of AICF 30.1 29.4 Cross claims and other 33.8 18.8 Net assets of AICF (81.9) (71.9) Effect of tax (526.0) (488.6) Net post-tax unfunded liability in A$ millions$ 898.9 $ 873.4 Exchange rate US$ per A$1.00 0.7681 0.7644 Net post-tax unfunded liability in US$ millions$ 690.4 $ 667.6 PAGE 40

ASBESTOS CASH MOVEMENTS FOR FULL YEAR ENDED 31 MARCH A$ millions AICF cash and investments - 31 March 2017$ 142.4 Contributions to AFFA by James Hardie 135.1 Insurance recoveries 9.5 Loan drawdowns - Loan repayments (68.5) Interest income, net 2.5 Claims paid (133.1) Operating costs (4.0) Other 0.7 AICF cash and investments - 31 March 2018 $ 84.6 PAGE 41

UPDATED ACTUARIAL ESTIMATE PAGE 42

DEPRECIATION AND AMORTIZATION US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 Depreciation and amortization North America Fiber Cement$ 18.4 $ 16.3 $ 72.5 $ 64.3 International Fiber Cement 3.1 2.9 12.6 11.8 Other Businesses 0.5 0.5 2.1 2.2 Research and Development 0.3 0.3 1.4 1.7 General Corporate 1.1 0.7 3.4 3.2 Total depreciation and amortization$ 23.4 $ 20.7 $ 92.0 $ 83.2 PAGE 43

NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd PAGE 44

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. PAGE 45

NON-US GAAP FINANCIAL MEASURES

Financial Measures – US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Full Year Ended 31 March			
	Q4'18	Q4'17	FY18	FY17
EBIT	**$ (95.8)**	**$ 78.2**	**$ 229.2**	**$ 393.2**
Asbestos:				
Asbestos adjustments	192.9	(1.4)	156.4	(40.4)
AICF SG&A expenses	0.6	0.3	1.9	1.5
Fermacell acquisition costs	5.3	-	10.0	-
Adjusted EBIT	**$ 103.0**	**$ 77.1**	**$ 397.5**	**$ 354.3**
Net sales	$ 525.9	$ 494.3	$ 2,054.5	$ 1,921.6
Adjusted EBIT margin	**19.6%**	**15.6%**	**19.3%**	**18.4%**

Adjusted net operating profit

US$ Millions	Three Months and Full Year Ended 31 March			
	Q4'18	Q4'17	FY18	FY17
Net operating (loss) profit	**$ (57.6)**	**$ 44.5**	**$ 146.1**	**$ 276.5**
Asbestos:				
Asbestos adjustments	192.9	(1.4)	156.4	(40.4)
AICF SG&A expenses	0.6	0.3	1.9	1.5
AICF interest (income) expense, net	(0.9)	0.3	(1.9)	1.1
Loss on early debt extinguishment	-	-	26.1	-
Fermacell acquisition costs	5.3	-	10.0	-
Tax adjustments[1]	(59.2)	10.9	(47.3)	9.9
Adjusted net operating profit	**$ 81.1**	**$ 54.6**	**$ 291.3**	**$ 248.6**

[1] *Includes tax adjustments related to Asbestos, loss on early debt extinguishment and other tax adjustments*

James Hardie

PAGE 46

NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 Adjusted net operating profit (US$ Millions) $ 81.1 $ 54.6 $ 291.3 $ 248.6 Weighted average common shares outstanding - 443.0 441.4 442.3 443.9 Diluted (millions) Adjusted diluted earnings per share (US cents) 18 12 66 56 Adjusted effective tax rate US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 Operating (loss) profit before income taxes$ (103.2) $ 71.1 $ 174.3 $ 367.0 Asbestos: Asbestos adjustments 192.9 (1.4) 156.4 (40.4) AICF SG&A expenses 0.6 0.3 1.9 1.5 AICF interest (income) expense, net (0.9) 0.3 (1.9) 1.1 Loss on early debt extinguishment - - 26.1 - Fermacell acquisition costs 5.3 - 10.0 - Adjusted operating profit before income taxes $ 94.7 $ 70.3 $ 366.8 $ 329.2 Income tax benefit (expense) $ 45.6 $ (26.6) $ (28.2) $ (90.5) Tax adjustments 1 (59.2) 10.9 (47.3) 9.9 Adjusted income tax expense $ (13.6) $ (15.7) $ (75.5) $ (80.6) Effective tax rate 44.2% 37.4% 16.2% 24.7% Adjusted effective tax rate 14.4% 22.3% 20.6% 24.5% 1 Includes tax adjustments related to Asbestos, loss on early debt extinguishment and other tax adjustments PAGE 47

NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 EBIT $ (95.8) $ 78.2 $ 229.2 $ 393.2 Depreciation and amortization 23.4 20.7 92.0 83.2 Adjusted EBITDA $ (72.4) $ 98.9 $ 321.2 $ 476.4 Asbestos: Asbestos adjustments 192.9 (1.4) 156.4 (40.4) AICF SG&A expenses 0.6 0.3 1.9 1.5 Adjusted EBITDA excluding Asbestos$ 121.1 $ 97.8 $ 479.5 $ 437.5 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 SG&A expenses $ 85.1 $ 75.9 $ 311.3 $ 291.6 Excluding: AICF SG&A expenses (0.6) (0.3) (1.9) (1.5) Fermacell acquisition costs (5.3) - (10.0) - Adjusted SG&A expenses $ 79.2 $ 75.6 $ 299.4 $ 290.1 Net sales $ 525.9 $ 494.3 $ 2,054.5 $ 1,921.6 SG&A expenses as a percentage of net sales 16.2% 15.4% 15.2% 15.2% Adjusted SG&A expenses as a percentage of net 15.1% 15.3% 14.6% 15.1% sales PAGE 48

NON-US GAAP FINANCIAL MEASURES Adjusted Return on Capital Employed ("Adjusted ROCE") US$ Millions Full Year Ended 31 March 1 FY18 FY17 Numerator Adjusted EBIT $ 397.5 $ 354.3 Denominator Gross capital employed (GCE) 1,272.0 1,107.6 Adjustment to GCE (24.3) 50.3 Adjusted gross capital employed $ 1,247.7 $ 1,157.9 Adjusted Return on Captial Employed 31.9% 30.6% 1 Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ended 31 March 2018 PAGE 49

Q4 FY18 MANAGEMENT PRESENTATION 22 May 2018